January 28, 2005






Dr. Liang Qiao
Chairman and Chief Executive Officer
Bio-Bridge Science, Inc.
1211 West 22nd Street, Suite 615
Oak Brook, Illinois 60523


Re: 	Bio-Bridge Science, Inc.
      Form SB-2
      File No. 333-121786



Dear Dr. Qiao:

	We have reviewed the Form SB-2 that you filed with the Commission. Our comments are set forth below.

      The purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. If you disagree with any comment, please provide, in your cover letter, a detailed explanation of the basis for your position.

      In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.
Where we provide an example of inadequate disclosure in your document, please do not limit you response to the example; please revise the entire document or the appropriate portion of the document in response to the comment.






General
1. Distinguish between your plans for the future and the facts of the
present as of the date of your filing. For instance, on page 13, revise your statement that "your operations are primarily located in
China" to reflect the fact that you have no operations at this time.
2. Please revise the document to comply with Item 10(c) (1) of
Regulation    S-B including the following requirements:
* present information in "clear concise and understandable fashion;"
and
* avoid use of technical language.

3. Please include an updated consent of the independent auditors in the pre-effective amendment.

4. Please note the updating requirements of Item 310(g) of Regulation
S-B.


Summary - pages 3-4
5. Please revise your summary to give more prominence to material information about the company and the offering. For example, the discussion of the reverse merger that occupies most of the second paragraph does not appear material enough to be in the Summary.

6. The information in the Summary should be balanced. Please revise.


Summary Financial Data - page 5
7. Please revise to disclose that the financial information presented is that of a development stage company.
8. Please revise to present the columns of interim financial information before the columns of annual financial information.
Refer to SAB Topic 11:E.


Risk Factors - pages 5-14
9. Some of your risk factors state that you "cannot give assurance" or that there "is no assurance" of something when the risk is not your inability to give assurance but the situation being described.
Please revise to eliminate this and similar language.

10. Please revise the risk factor on page 8 to replace your reference to the HIV vaccine as "our main product candidate" with a reference to it as "our sole product candidate."


Directors, Executive Officers, Promoters, and Control Persons -
page
19
11. Please state if you have a separately standing audit committee or a committee performing similar functions, and identify each audit committee member. If all members of the board are audit committee members, then state so. Refer to Item 401(e) (2) of regulation S-B.


Description of Business

History, Reorganization and Corporate Structure of the Company -
page
24
12. Please revise to expand your discussion of the purpose of incorporation of Bio-Bridge Delaware. Specifically state what the corporate structure was prior the incorporation of the business and what the structure of the business changed to once the incorporation took place.

13. Please revise to disclose if Bio-Bridge Inc. experienced a change in management due to the share exchange.

14. Revise to clarify if Bio-Bridge Science Corp. is the same company as Bio-Bridge (Cayman).

15. Revise to disclose that the assets and liabilities of Bio-
Bridge
Cayman were carried over at historical cost, if true.


Overview of HIV and AIDS in China - page 24
16. Please revise to discuss the trends of HIV and AIDS in the U.S.A.
and Japan, the other intended markets for your vaccine.

17. Please revise to specifically disclose all the steps the company must take to get the vaccine approved under the "Green Mile" policies of the People`s Republic of China. In addition, please discuss the specific differences between this process and the process of drug approval in Japan and the U.S.A.

18. Revise to specifically state if you have received any funding commitments from the Chinese government.


The HIV Infection Process and the Role of Mucous Membrane During
Infection - page 25
19. Please define what the "mucosal surface" is.

20. Please revise the sections entitled "Vaccines," "The HIV
Infection Process," and "Products under Development," on pages 25 and
26 to make them more understandable. Please avoid using abbreviations.


Products Under Development - page 26
21. Please revise to disclose where you are in the pre-clinical and animal testing phase. Specifically describe what each test is, and explain whether you have completed that phase of testing successfully.


Products Under Development-pages 26-27
22. Please revise the section briefly describe the qualifications of the Beijing Institute to conduct these tests.


Research and Development - page 27
23. Please disclose if the land use right is extendable beyond 50 years.


Intellectual Property-page 27
24. Please describe the amount of royalty payments provided for in the agreement.


Competition-page 27
25. Please revise the section as follows:
* disclose the most advanced stage that your competitors have reached in testing their vaccines;
* provide more detail regarding the advantages of your competitors including their expertise and experience in developing and marketing vaccines and drugs; and
* discuss methods of competition.


Government Regulation and Probability of Affecting Business - page
27
26. Please revise the section as follows:
* explain each of the steps including the differences between different phase clinical studies; and
* discuss the steps required in Japan and the US and provide an estimated time schedule.

27. Revise to disclose what the specific potential environmental hazards are resulting from the production and research efforts.

28. Please revise your discussion of the regulatory approval process to include the following:
* Discuss the potential issues that may arise when you seek regulatory approval from these countries if you develop and obtain government approval for the vaccine in China first.

29. Please provide the disclosure required by Item 101 (c) of Regulation S-B regarding public access to materials filed with the SEC.


Management`s Discussion and Analysis or Plan of Operation,

Overview- page 28
30. Please revise the section to reduce the repetition from the business section. Please mention the going concern issue at the outset of the section.

31. Please disclose why you have no commitments to make payments for
an uncompleted laboratory facility.    Revise to disclose the
amount
of payments that you anticipate making regardless of whether you have a contractual commitment.


Going Concern - page 29
32. Please specifically state what certain government approvals must be obtained, and whether or not you have received any of these approvals. Discuss all regulatory approvals that must be obtained in each of the countries you anticipate selling your product to.


Plan of Operation-page 29
33. Please revise the section to comply with Item 303 (a) (1) including the following;
* a discussion of how long you can satisfy your cash requirements;
and
* a summary of product research and development that you will perform for the term of the plan.


Results of Operations

Nine Months Ended September 30, 2003 and 2004 - page 29
34. Please revise your discussion of the increase in expenses to include the reasons why the changes are occurring, and include a discussion of why research and development costs increased.


Critical Accounting Policies and Estimates - page 30
35. Revise to disclose the types of research and development costs that require subjective judgment on the part of management.

36. Please revise your discussion of SFAS 123 to include your assessment of the impact of SFAS 123(R).

37. Revise to specifically disclose what the long-lived assets are that you evaluate for impairment under SFAS 144.



New Accounting Pronouncements - page 30
38. Revise here and in Footnote 2 to the Consolidated Financial
Statements to disclose whether you have any entities that meet the consolidation criteria under FIN 46.


Description of Property-page 31
39. Please revise your description of the land in China to include the limitations on ownership.


Certain Relationships and Related Transactions- pages 31-32
40. Please revise the disclosure to comply with Item 404 including the requirement that you state the relationship of each person to the issuer and that you disclose transactions with promoters.


Royalty and License Agreements - page 32
41. Please specifically state the conditions under which Loyola
University can terminate the vaccine technology license.
Specifically state when the license expires.


2004 Stock Incentive Plan - page 32
42. Revise to disclose the vesting period for the incentive stock options, stock appreciation rights, restricted stock and performance shares. In addition, disclose the specific restrictions on the restricted stock grants.


Executive Compensation-page 34
43. Please update the disclosure as of the end of your most recent fiscal year.


Where You Can Find More Information, page 36
44. Since Form SB-2 does not require that any documents be described, you cannot qualify by reference the descriptions. See Rule 411.



Exhibits
45. Please file all material agreements, including the agreement with the Beijing Institute.


Bio-Bridge Science, Inc. Financial Statement

General
46. Considering the lack operations of Bio-Bridge Science Inc., the calendar year basis on which Bio-Bridge Science Corporation reports its financial results and the significance of the December 1, 2004 transaction to Bio-Bridge Science Inc., we believe the registrant should present its financial statements on a calendar year basis. Should you choose to retain the current presentation, please revise the document to include the pro-forma information required under Item
310(d) of Regulation S-B and to disclose throughout the document that the financial presentations and related discussions are based on financial statements that are not those of the registrant.

47. Revise to disclose why you have not included a full set of financial statements.


F.  Going Concern - page F-4
48. Please revise to present this disclose at the beginning of this footnote. Also, refer to FRR-16 and revise to discuss managements` viable plan to overcome these difficulties, clarifying why the financial statements are not presented on the assumption of liquidation. This comment also applies to the financial statements of Bio-Bridge Science Corporation.


Note 5.  Subsequent Events - page F-5
49. You disclose in Note 4 that as of November 12, 2004 all shareholders of Bio-Bridge (Cayman) tendered their shares for the shares of the company. Please revise to disclose the authoritative basis, including the terms of the exchange agreement, as to why November 12, 2004 is not the date the transaction was deemed consummated for accounting purposes.

50. Please revise to disclose the specific guidance in SFAS 143 you will follow when valuing the options issued to China Capital Group and Richardson & Patel, including quantification of the effect your accounting will have on your financial statements.


Bio-Bridge Science Corporation and Subsidiary Consolidated
Financial
Statements

General
51. Considering the significance of fixed assets; including fixed assets, construction in process and land use right, held by you in China, please have your independent accounting firm supplementally tell us the audit procedures used to determine the existence of these assets, the appropriate values assigned to these assets in the consolidated balance sheets and of its expertise in valuing assets held in China.

52. Please revise to include an affirmative statement that the interim financial statements include all adjustments which, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to instruction 2 of Item 310(b) of
Regulation S-B.


Consolidated Balance Sheet - page F-9
53. Please separately present the balance of your intangible assets on the face of the balance sheet. We not your reference to intangible valuations on page 30. Refer to paragraph 42 of SFAS
142.

54. Please revise to state the following on the face of the balance sheet:
For each issue of preferred stock, show the number of shares authorized and the number of shares issued or outstanding, as appropriate; and
Revise to show the dollar amount of any common shares subscribed but unissued.
Refer to Item 29 of Article 5


Note 2.  Summary of Principal Accounting Policies

Economic and Political Risks - page F-13
55. Please revise your footnote to state what the specific risks and challenges are of operating in the People`s Republic of China.

Note 3.  Income Taxes - page F-16
56. Please revise to state, if true, that a valuation allowance has been provided for any NOL deferred tax assets recognized by the company.


Note 6.  Commitments and Contingencies - page F-17
57. Please revise to disclose what, if any, consideration was given for the rights to your core technology and how you account for it.

58. Please revise to show the minimum payments under your operating leases for each of the succeeding five years and thereafter.
Refer
to paragraph 16 of SFAS 13.


Note 7.  Shareholder`s Equity - page F-20
59. Please revise to disclose the per share price of each issuance.
Refer to paragraph 11(d) (2) of SFAS 7, reconciling this presentation to the disclosures in the consolidated statements of changes in stockholders equity.


Note 8.  Subsequent Events - page F-20
60. Please revise to disclose how you considered the guidance of paragraphs 12-16 of APB 21 when you recorded the promissory note from
Nakagawa Corporation.

61. Please revise to disclose managements` reasons for acquiring
Aegir and why it subsequently decided to sell. Also, disclose and quantify the effect of this transaction on your subsequent interim financial statements.


      * * * * * * * * * * * * *


 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to our comments by filing an amended Form SB-
2
and provide all supplemental information that we requested.

      To expedite our review, you may wish to provide each of us with copies of the amendment and exhibits that are not marked as well as copies of the amendment and exhibits that are marked as follows:
* marked with underlined text to show all additions and deletions from the previous draft; and
* marked with comment numbers to show where you responded to each of our comments.
Please include in your cover letter a statement that the marked version accurately shows all additions and deletions from the previous Amendment.

      Detailed cover letters greatly facilitate our review.
Please
furnish a cover letter with your amendment draft that:
* responds to each of our comments;
* identifies each change that you have made in the amended Form
(whether or not the change is made in response to a comment) since the previous version;
* identifies copy, the location of each such change by page number;
and
* explains each change (whether or not the change is made in response to a comment).

  	We may have additional comments on your registration statement after reviewing your amendment, your responses to our comments and the supplemental information.

      If you would like to discuss our comments on the financial statements and related disclosure, please contact either Rebeccah Moore at (202) 824-5482 or Paul Cline at 202-942-1782. If you
would
like to discuss other comments, please contact either Jonathan E. Gottlieb at (202) 942-2901 or me at (202) 942-1874.


						Sincerely,



						Mark Webb
						Legal Branch Chief
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January 28, 2005      		Page 1 of 12